ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

For 1984 Contracts (Prospectus No. PRO.75992-09)
and for 1992, 1994 and 2004 Contracts (Prospectus No. PRO.75988-09)

Supplement dated June 26, 2009 to the Contract Prospectus dated May 1, 2009

The information in this Supplement updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current variable annuity Contract Prospectus for future reference.

The information for Calvert Social Balanced Portfolio appearing in the Contract Prospectus under Appendix IV – Description of Underlying Funds is hereby deleted and replaced with the following:

Fund Name	Investment Adviser/Subadviser	Investment Objective(s)
Calvert Variable Series, Inc. – Calvert Social Balanced Portfolio	Calvert Asset Management Company, Inc. **Subadviser:** (equity portion of Portfolio): New Amsterdam Partners LLC Calvert Asset Management Company, Inc. manages fixed-income portion of Portfolio and handles allocation of assets and Portfolio Managers for the Portfolio.	A *non-diversified* portfolio that seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment and social criteria.